UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)

                           --------------------------

                                 MIM CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.0001
                                   PER SHARE
                         (Title of Class of Securities)

                                    553044108
                                 (CUSIP Number)

                           --------------------------

                                Mr. John H. Klein
                                 37 Loman Court
                               Cresskill, NJ 07626
                                 (201) 569-8810
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                          ----------------------------

                                    Copy to:
                              Barry A. Posner, Esq.
                                 MIM Corporation
                               One Blue Hill Plaza
                                   15th Floor
                           Pearl River, New York 10965
                                 (914) 735-3555

                           ---------------------------

                                January 26, 1998
             (Date of event which requires filing of this statement)

================================================================================

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

o The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

================================================================================

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CUSIP No. 553044108                   13D                      Page 2 of 6 Pages
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  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)

                   John H. Klein
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
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  3.    SEC USE ONLY

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  4.    SOURCES OF FUNDS

                   PF
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  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                                 |_|
--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
--------------------------------------------------------------------------------
                       7.    SOLE VOTING POWER
       NUMBER OF                     3,040,000
        SHARES         ---------------------------------------------------------
     BENEFICIALLY      8.    SHARED VOTING POWER
       OWNED BY                      0
         EACH          ---------------------------------------------------------
      REPORTING        9.    SOLE DISPOSITIVE POWER
     PERSON WITH                     3,040,000
                       ---------------------------------------------------------
                       10.   SHARED DISPOSITIVE POWER
                                     0
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,040,000
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  22.8%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON

                  IN
================================================================================

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CUSIP No. 553044108                                            Page 3 of 6 Pages
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                                  SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1. Security and Issuer.

            This Statement on Schedule 13D (this "Statement") relates to shares of the common stock, par value $0.0001 per share (the "Common Stock"), of MIM Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at One Blue Hill Plaza, 15th Floor, P.O. Box 1670, Pearl River, New York 10965-8670.

Item 2. Identity and Background.

      (a)-(c) The person filing this Statement is Mr. John H. Klein. Mr. Klein's business address is c/o MIM Corporation, One Blue Hill Plaza, 15th Floor, P.O. Box 1670, Pearl River, New York 10965-8670. Mr. Klein is the Chief Executive Officer and Chairman of the Board of the Issuer, whose address is set forth above in Item 1.

      (d)-(e) During the last five years, Mr. Klein (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)-(g) Mr. Klein is a citizen of the United State of America.

Item 3. Source and Amount of Funds or Other Consideration.

            Mr. Klein exercised 1,800,000 options ("Options") to purchase the Issuer's Common Stock for an aggregate consideration of $180,000.00. These funds were from Mr. Klein's personal assets.

Item 4. Purpose of the Transaction.

            Over the past several months, the price of the Insurer's Common Stock has declined, culminating in the price of Issuer's Common Stock falling to its historic low price on or about January 26, 1998. Mr. Klein determined that it was in his personal best interest to exercise the Options at a time which was most advantageous to him from a tax planning perspective.

            In addition, effective January 1, 1998, the Issuer's founder (the "Founder") and then Vice Chairman went on administrative leave from all responsibilities with the Issuer. The Founder had granted the Options to Mr. Klein in May, 1996. Mr. Klein further determined that it was in his best interest to secure voting control over these shares at such time. Accordingly, Mr. Klein exercised the Options on January 26, 1998.

Item 5. Interest in Securities of the Issuer.

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CUSIP No. 553044108                                            Page 4 of 6 Pages
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            (a)-(b) Mr. Klein is the record and beneficial owner of 1,800,000 shares of Common Stock of the Issuer and has sole voting and dispositive power with respect to such shares. In addition, Mr. Klein holds options to purchase an additional 1,860,000 options to purchase Common Stock of which 1,240,000 are currently exercisable at any time on or before April 30, 2006. Mr. Klein owns beneficially an aggregate of 3,040,000 shares of Common Stock, representing approximately 22.8% of the outstanding Common Stock of the Issuer.

            (c) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The Issuer, Mr. Klein and certain other holders of Common Stock of the Issuer and/or options to purchase Common Stock of the Issuer (collectively, the "Holders") entered into Registration Rights Agreement-IV, dated July 29, 1996, as amended by Amendment No. 1 to Registration Rights Agreement-IV, dated August 12, 1996 (the "Principal Registration Rights Agreement"), pursuant to which the Issuer granted the Holders certain registration rights with respect to the shares of Common Stock held by them.

            Mr. Klein and the Founder, Mr. E. David Corvese, entered into an Option Agreement-II, dated May 30, 1996, as amended, whereby the Founder granted Mr. Klein 1,860,000 options to purchase Common Stock at an exercise price equal to $13.00 per share. To date, 620,000 of such options are unvested and therefore, not currently exercisable.

            Other than the Registration Rights Agreement, no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Klein and any other person (including the Issuer) exists with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

            None.

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CUSIP No. 553044108                                            Page 5 of 6 Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 5, 1998


/s/ John H. Klein
---------------------------------------
John H. Klein

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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CUSIP No. 553044108                                            Page 6 of 6 Pages
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                                  EXHIBIT INDEX

    Exhibit No.                              Description
    -----------                              -----------

            None.